ERO, Inc.
1996 Annual Report

ERO is an efficient manufacturer and full service marketer of Children's Leisure Products. All of our companies focus on a narrow range of children's products distributed through mass market channels, provide superior customer service and own a clear competitive advantage in each of their product lines.

Our long term financial objectives include 20% earnings growth and 15% operating income as a percentage of net sales.

(graph appears here)

        Net Sales       Operating Income  Earnings Per Share
        (In thousands)  (In thousands)

1996    $157,913        $21,215                 $0.75
1995    $128,722        $14,846                 $0.73
1994    $126,734        $12,880                 $0.61
1993    $ 95,459        $ 4,486                 $0.21

To Our Shareholders

1996 Results

We are pleased to report record sales and earnings performance for 1996. Our sales grew by 23% to $158 million, our operating income grew by 43% to $21 million, and our net income increased to $0.75 per share from $0.73 per share in 1995. The results for 1995 were unusually enhanced by the timing of the Amav acquisition.
The acquisition was concluded at the beginning of the fourth quarter of 1995 and about half of Amav's annual sales occur during the fourth quarter.

Our most significant strategic accomplishment reflected in 1996's performance is the redirection of ERO's business from a pure licensed products business to a more stable Children's Leisure Products business. Practically all of our products are now for children, and licensed product sales represent less than half of ERO's sales. We think we have added further stability to the licensing segment of our business by reducing our dependence on event licensing, and increasing our sales of brand or classic licensed products.

(graph appears here)
                                 1996   1995    1994
Percentage of Sales Derived
 from Licensed Products           48%    71%      84%


Performance by Business

The first full year of Amav's performance is reflected in our 1996 results. We enjoyed substantial growth in both the arts and crafts and the activity product lines, resulting in a 32% year-to-year gain in sales. Amav has participated in the overall growth in demand for children's arts and crafts, and it has been a major beneficiary of mass retailers seeking better consumer values combined with adequate retailer margins.

Overall, 1996 was a poor year for the licensing industry, and our three businesses which rely upon licensed properties reported mixed results. There were no dominant boys licenses to drive sales, and Disney's summer movie did not live up to our expectations. The events that were successful, Disney's 101 Dalmatians and Warner Bros.
Space JamTM, did not occur until the fourth quarter, but they did happen in time to dramatically improve our Slumber Shoppe business and bring 1996 results in line with expectations.

Priss Prints is dependent on licensing to generate interest in its children's room decor products. Since the Priss consumer is very young, we have been able to focus 80% of sales into evergreen brands such as Mickey's Stuff for Kids, Pooh, 101 Dalmatians and Looney Tunes LovablesTM, insulating Priss' performance from the ups and downs of the box office. Stable licenses combined with new packaging and merchandising concepts have enabled Priss to broaden distribution, resulting in sales gains of 47% for the year.

Impact, our back-to-school business, had a poor year with sales declining 43% from 1995. Impact relies upon licensed event properties to drive sales in the second quarter and third quarter, so it is dependent upon the success of summer movie releases as well as strong boys properties.

Strategy

The environment for selling children's products has changed dramatically during the last two decades. Five retailers now account for approximately 54% of toy sales in America, while the number of mediums one must invest in to build a viable brand has grown with new networks, cable television and videos. The course we have chosen to navigate in this environment is to "rent" great brands where we think a brand is essential, while developing the rest of our product lines to provide excellent value to the consumer with superior margin and inventory turn performance for the retailer.

In categories such as slumber, back-to-school, and children's room decor, where the brand is essential, we have acquired broad portfolios of licenses of the most highly promoted and advertised characters to give ERO a competitive edge. And in large activity toys and craft kits, where function is at least as important as brand, we have combined great engineering, capital intensity and vertical integration to put more value in our products, at substantially lower costs, in order to create a competitive advantage. ERO also attempts to reduce the risks associated with retailer concentration by servicing multiple departments of the major retailers. In addition to the toy department, we sell Children's Leisure Products to the sporting goods, home improvement, stationery, domestics and juvenile departments.

(photo)

1997 Outlook

We think each of our businesses has the potential to perform better in 1997 than in 1996.

Amav has added 40 new craft kits to its line, has entered into an agreement with Disney to do a Mickey's Stuff for Kids line of crafts, and has established distribution in the European Economic Community through France's largest independent toy company. In addition to the highly successful game tables, Amav will be selling a line of battery operated ride-on vehicles in the fall that will permit retailers to hit more attractive price points in this $200 million product category.

ERO Industries has four strong basic licenses in Mickey's Stuff for Kids, Pooh, BarbieTM and 101 Dalmatians to anchor retailer planograms. This year's summer licensing events are promising with Disney's Hercules, which will have a strong boy and girl appeal, and we expect good reaction from boys to Jurassic ParkTM: The Lost World and Batman and RobinTM. After Thanksgiving, Disney plans to release The Little Mermaid, and Fox will launch their first major animated children's feature film, Anastasia.

Priss Prints has some new additions to its line of room decor for 1997 and a strong line-up of licenses, so we expect sales improvements on top of last year's growth.

Impact has the licenses for Jurassic ParkTM: The Lost World,
Batman and RobinTM, Pooh and Hercules - a much stronger lineup than we had for 1996.

(photo)

Commitment to Shareholder Value

ERO, Inc. management's primary objective is to increase shareholder value. Although our stock price has increased by 40 to 50% from prior year levels, we think the group of businesses we have assembled and the way we have structured them has stabilized our earnings and given us a platform that can continue to produce superior earnings growth.

We think our strategy - to pursue the business of Children's Leisure Products, to concentrate our resources on those activities where we can achieve a significant competitive advantage, to penetrate multiple departments of mass merchants and other efficient retailers, to offer superior customer service, and to pursue growth through strategic acquisitions that complement our strategy - remains the best current avenue for increasing ERO's long-term shareholder value.

ERO now has over 1,500 full- and part-time employees in North America, most of them involved in manufacturing what we sell. I wish to thank all of them for their support.

/s/ D. Richard Ryan, Jr.
D. Richard Ryan, Jr.
Chairman, President and Chief Executive Officer

Mount Prospect, Illinois
March 3, 1997

(photo)

Our Business

ERO, Inc.

ERO, Inc. is a leading designer, manufacturer, importer and marketer of licensed and branded Children's Leisure Products. We reach the consumers of our products - primarily children ages two through twelve - through multiple departments, including the toy, sporting goods, juvenile, room decor, arts and crafts, back-to-school and stationery departments at mass merchants and big box retailers such as toy stores, office superstores, home improvement centers and specialty craft stores.

For retailers, we are the principal supplier of most of our lines of children's products, providing convenience in terms of consolidating electronic data interchange, shipping and distribution and centralizing inventory control and accounts payable. This convenience has earned us the confidence of our principal customers, which include all major mass retailers, such as Wal-Mart, K-mart and Target; toy retailers, such as Toys "R" Us and Kay-Bee; department stores, such as J.C. Penney and Sears; and catalog showrooms, such as Service Merchandise.

Our growth strategy includes aggressive internal product development to expand and solidify our dominant share of selected niches, to leverage our licensing and manufacturing efficiencies for international growth, and to selectively acquire new Children's
Leisure Products businesses where we can own a significant competitive advantage.

ERO's major product areas are grouped into four business units:
ERO Industries, which consists of Slumber Shoppe and water sports; Amav, which consists of children's activities, arts and crafts; Impact, which consists of back-to-school products; and Priss Prints, which consists of children's room decor products.

(photo)

ERO Industries

Slumber Shoppe includes: slumber bags, a lightweight indoor sleeping bag for slumber parties and children's nap times; carrying cases, which are large enough to fit the slumber bags, along with pajamas, toothbrushes and other items a child might need for a "sleepover"; play tents for indoor use; and children's furniture, including foam and beanbag chairs. All of these products feature popular licensed characters such as Mickey's Stuff for Kids, BarbieTM , Pooh and Batman and RobinTM . For the years ended December 31, 1996, 1995 and 1994, Slumber Shoppe accounted for 30%, 40% and 48% of ERO's net sales, respectively.

(photo)

The water sports category includes a full range of personal flotation devices and other swim and pool products, including masks, fins, snorkels and goggles marketed under the Coral brand name. ERO's primary focus within this category is on children's water activities. The Company is the premier supplier of U.S. Coast Guard approved children's flotation products. For the years ended December 31, 1996, 1995 and 1994, water sports products accounted for 10%, 11% and 13% of ERO's net sales, respectively. Both Slumber Shoppe and water sports products are sold to sporting goods buyers and toy buyers at major retailers. ERO's domestic manufacturing operations produce both slumber bags and flotation devices. The balance of the line is imported from contract suppliers in China, Taiwan, Italy and Indonesia.

(photo)

Amav

Amav is a fully integrated manufacturer of children's products sold under the Amav brand name. Amav's products are grouped in two categories: arts and crafts, including craft kits; and activities, including game tables, easels and play kitchens. Amav manufactures over 90% of its products in an 800,000 square foot production facility in Montreal.

The acquisition of Amav in 1995 added a strong non-licensed line to ERO's existing mix of businesses. In addition, Amav added immediate growth potential with a compounded annual growth rate of more than 40% over the last six years. Amav has achieved a high level of success with its new product introductions and, due to the universal appeal of its products, is ERO's most promising vehicle for international growth. For the years ended December 31, 1996, 1995 and 1994, Amav's products accounted for 42%, 19% and 0% of ERO's net sales, respectively.

(photo)

Impact

Impact's products include a broad line of fashionable school supplies, including back packs, book bags, lunch kits, luggage, fanny packs and locker bags, and stationery products such as portfolios, binders, study kits, pencils, and theme books. Impact leverages its licensing and graphic strengths across all of these products, providing children with full sets of items featuring the characters they love. Because of the age group Impact targets, its revenues are typically derived from licensing events, such as Batman and RobinTM and Jurassic ParkTM : The Lost World, rather than classic licenses. For the years ended December 31, 1996, 1995 and 1994, Impact's products accounted for 9%, 20% and 26% of ERO's net sales, respectively.

(photo)

Priss Prints

Priss Prints' product line includes character-licensed stick-on and peel-off wall decorations for children's rooms. Priss' products are very popular with mothers of toddlers since they can decorate a room with the child's favorite theme in minutes. Its most popular licenses are classics such as 101 Dalmatians, Disney Babies and Pooh. For the years ended December 31, 1996, 1995 and 1994, sales of Priss Prints products accounted for 8%, 7% and 6% of ERO's net sales, respectively.

Management's Discussion and Analysis of Financial Condition and
Results of Operations

The following discussion of the Company's results of operations and financial condition should be read in conjunction with the consolidated financial statements of the Company and notes thereto appearing elsewhere in this report.

Summary of consolidated financial results
(Dollars in millions)
                                                                                 Increase (Decrease)
                                                                                 -------------------
                                                                                 1996           1995
                                                                              Compared to    Compared to
                                              1996         1995       1994       1995           1994
Net sales                                    $157.9       $128.7     $126.7      22.7%           1.6%
Gross profit margin                            38.1%        37.3%      37.1%      2.1%           0.5%
Selling, general and administrative
  expense  (as a percentage of sales)          24.6%        25.8%      26.9%     (4.7%)         (4.1%)
Interest expense                             $  9.1       $  2.0     $  1.9     355.0%           5.3%

1996 Compared to 1995

Sales increased to $157.9 million, or 22.7%, in 1996 due primarily to Amav's first full year of operations. Amav, which was acquired October 1, 1995, contributed $66.1 million in 1996 compared to $24.6 million in 1995, a $41.5 million increase. Partially offsetting Amav's contribution, sales in the Company's Impact business fell far short of 1995 levels due to the timing of 1996's major licensing events. The success of Impact's back-to-school products relies heavily on major summer licensing events. In 1996, the major licensing events occurred in the fourth quarter, which is after the back-to-school selling season.

Amav's sales of $66.1 million represent a $16.1 million, or 32.2%, increase over 1995 full year sales of $50.0 million. Amav's sales growth is attributable to several factors including increased production capacity, working capital availability, growth of the arts and crafts market, the introduction of new products and increased account penetration. Gross profit margins for 1996 increased by 2.1% compared to 1995 due primarily to a shift in the sales mix to ERO's businesses with higher margins, Amav and Priss Prints.

Selling, general and administrative expenses as a percentage of sales decreased by 4.7% primarily due to a decrease in royalty expense as a percentage of sales resulting from a shift in the sales mix to non-licensed products. This decrease was partially offset by the increase in amortization expense resulting from the Amav acquisition.

Interest expense increased significantly from the prior year due to the acquisition debt and higher working capital requirements.
The Company's effective tax rate for 1996 was 36% compared to 40% in 1995 due to an increase in the percentage of income derived from the Company's foreign subsidiaries, which carry lower statutory tax rates than its U.S. subsidiaries.

1995 Compared to 1994

Sales increased to $128.7 million, or 1.6%, in 1995 due primarily to the acquisition of Amav. Amav, which was acquired October 1, 1995, contributed $24.6 million to sales in 1995. Offsetting Amav's positive impact on sales, ERO's sales of licensed products were significantly below the record levels achieved during 1994 due to the lack of a strong boy's license. During 1994, the Company's strongest license, Mighty Morphin Power RangersTM, generated approximately 29% of total sales. There was no such license in 1995.

Amav's full year sales in 1995 were $50.0 million as compared to $24.8 million in 1994, a 102% increase. Amav's sales improvement from the prior year resulted from a number of factors including increased capacity due to its new facility in Montreal, Quebec, increased account penetration and the introduction of several new products.
See Note 3 to the consolidated financial statements which provides pro forma combined results for ERO and Amav.

During 1995, ERO discontinued the majority of products within the Sports Bags and Coolers product group. The products within this group, which did not carry an exclusive license, offered the Company no competitive advantages and did not fit into ERO's strategy of providing children's leisure products.

Gross profit margins were relatively consistent with the prior year. The shift in sales mix to ERO's businesses with higher margins, Amav and Priss Prints, was slightly offset by the discontinuation of products in the Sports Bag and Coolers product group, as discussed above, and the liquidation of certain slow-moving inventory.

Selling, general and administrative expenses as a percentage of sales decreased by 4.1% primarily due to a decrease in royalty expense as a percentage of sales resulting from a shift in the sales mix to Amav's non-licensed products. This decrease was partially offset by the effect on ERO's fixed cost structure of the decrease in licensed product sales.

Interest expense was relatively consistent with the prior year as the Company's new $110 million credit facility, used to finance the Amav acquisition, was not in effect until December 1995.

Liquidity and Capital Resources

An increase in working capital needs during the fourth quarter resulted in net cash outflows from operating activities during 1996. Net borrowings of $10.6 million under the Company's credit facilities and $0.2 million received from the exercise of stock options were used to fund this operating cash need, fund capital expenditures of $3.6 million, consisting primarily of machinery, equipment and information systems projects, fund the repurchase of the Company's common stock for $0.7 million and fund financing fees of $0.3 million. It is anticipated that capital expenditures in 1997 will be approximately $5.5 million, relating primarily to facilities expansion and the acquisition of machinery and equipment. ERO generates no material income from investment activities.

Management anticipates that cash generated from operations together with current working capital and the Company's credit facility will provide sufficient liquidity and capital resources to pursue ERO's current business strategy, including the funding of working capital, capital expenditures, and other needs.

Consolidated Income Statements
(In thousands, except per share data)

                                                            For the year ended December 31,
                                                            -------------------------------

                                                              1996      1995         1994
Net sales                                                  $157,913   $128,722    $126,734
Cost of sales                                                97,802     80,693      79,776
                                                           ________   ________    ________

Gross profit                                                 60,111     48,029      46,958
Selling, general and administrative expense                  38,896     33,183      34,078
                                                           ________   ________    ________

Operating income                                             21,215     14,846      12,880
Interest expense                                              9,062      1,997       1,939
                                                           ________   ________    ________

Income before income taxes                                   12,153     12,849      10,941
Income tax provision                                          4,395      5,167       4,482
                                                           ________   ________    ________

Net income                                                 $  7,758   $  7,682    $  6,459
                                                           ========   ========    ========

Net income per share                                          $0.75      $0.73       $0.61

Weighted average number
of shares outstanding  (in thousands)                        10,316     10,487      10,580

Consolidated Balance Sheets
(Dollars in thousands, except per share data)
                                                                                       December 31,
                                                                                  ---------------------
ASSETS                                                                               1996         1995
CURRENT ASSETS:
  Cash and cash equivalents                                                       $  5,094     $    154
  Trade accounts receivable,
    net of allowance for doubtful
    accounts of $287 and $1,038, respectively                                       48,296       38,679
  Inventories                                                                       22,058       17,001
  Prepaid expenses and other current assets                                          4,085        2,662
                                                                                  ________     ________

TOTAL CURRENT ASSETS                                                                79,533       58,496
                                                                                  ________     ________
PROPERTY, PLANT AND EQUIPMENT,
 at cost, net of accumulated depreciation                                           20,871       20,348
                                                                                  ________     ________
OTHER ASSETS:
  Deferred charges, net of accumulated amortization                                  2,648        3,283
  Intangible assets, net of accumulated amortization                                56,942       61,212
  Deferred income tax benefit                                                            -          799
                                                                                  ________     ________

TOTAL OTHER ASSETS                                                                  59,590       65,294
                                                                                  ________     ________

TOTAL ASSETS                                                                      $159,994     $144,138
                                                                                  ========     ========

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Current portion of long-term debt                                               $  8,893     $  6,728
  Accounts payable                                                                   9,389        6,398
  Accrued expenses:
    Compensation                                                                     1,131        1,207
    Commissions and royalties                                                        4,793        2,861
    Advertising, freight and other allowances                                        3,821        4,777
    Purchase price                                                                       -        2,960
    Other                                                                            1,600        1,991
  Income taxes payable                                                                  70        2,882
                                                                                  ________     ________

TOTAL CURRENT LIABILITIES                                                           29,697       29,804
                                                                                  ________     ________
LONG-TERM DEBT:
  Revolving loan                                                                    31,525       15,225
  Term loan                                                                         46,000       54,000
  Other loans                                                                        9,222        9,045
                                                                                  ________     ________

TOTAL LONG-TERM DEBT                                                                86,747       78,270
                                                                                  ________     ________

DEFERRED INCOME TAX LIABILITY                                                          536            -
                                                                                  ________     ________
STOCKHOLDERS' EQUITY:
   Preferred stock, $0.01 par value, 9,947,700
    shares authorized, no shares issued and outstanding                                  -            -
  Common stock, $0.01 par value,  50,000,000 shares
    authorized, 10,373,300 and 10,346,300 shares issued,
    respectively                                                                       104          103
  Capital in excess of par value                                                    39,173       38,990
  Foreign currency translation adjustment                                                3          324
  Retained earnings/(accumulated deficit),
    per accompanying statement                                                       4,507       (3,251)
  Common stock held in treasury, 120,000 and 15,000
    shares, respectively, at cost                                                     (773)        (102)
                                                                                  ________     ________

TOTAL STOCKHOLDERS' EQUITY                                                          43,014       36,064
                                                                                  ________     ________

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                        $159,994     $144,138
                                                                                  ========     ========

Consolidated Statements of Cash Flows
(In thousands)                                        For the year ended
                                                          December 31,
                                                   --------------------------
                                                      1996     1995     1994
Cash flows from operating activities:
  Net income                                        $ 7,758  $ 7,682  $ 6,459
  Adjustments to reconcile net income to net
   cash provided by (used for) operating activities:
    Depreciation of property, plant and equipment     2,739    1,422    1,018
    Amortization of other assets                      3,395    2,237    2,184
    Deferred income taxes                             1,335     (588)    (294)
    Loss (gain) on the disposition of
     property, plant and equipment                       21       (3)      21
    Provision for losses on accounts receivable         770      343      460
    Tax benefit of stock options exercised                9        -      162
    Changes in current assets and current
     liabilities, net of acquisitions:
      Accounts receivable                           (10,405)     (59)  (8,600)
      Inventories                                    (4,958)   3,626    3,425
      Prepaid expenses                               (1,414)    (936)     471
      Accounts payable                                2,942   (7,907)   1,682
      Accrued expenses                                 (657)  (1,735)   1,268
      Income taxes payable                           (2,812)   1,500      576
                                                    _______  _______  _______
Net cash provided by (used for)
 operating activities                                (1,277)   5,582    8,832
                                                    _______  _______  _______
Cash flows from investing activities:
  Acquisitions of property, plant and equipment      (3,625)  (1,772)  (1,287)
  Proceeds from the sale of property,
   plant and equipment                                    6        3        -
  Acquisition of Amav Industries Ltd                      -  (55,098)       -
  Acquisition of Impact, Inc.                             -        -   (4,400)
  Acquisition of ERO Canada, Inc.                         -        -     (755)
                                                    _______  _______  _______

Net cash used for investing activities               (3,619) (56,867)  (6,442)
                                                    _______  _______  _______
Cash flows from financing activities:
  Net borrowings(repayments)under revolving loan     16,300   (5,236)  (2,775)
  Net borrowings(repayments)under term loan          (6,000)  60,000        -
  Net borrowings(repayments) under other loans          342     (315)       -
  Financing fees paid                                  (310)  (3,210)       -
  Net proceeds from the exercise of stock options       175        -      260
  Purchase of common stock for treasury                (671)       -        -
                                                    _______  _______  _______
Net cash provided by (used for)
 financing activities                                 9,836   51,239   (2,515)
                                                    _______  _______  _______

Net increase (decrease)in
 cash and cash equivalents                            4,940      (46)    (125)

Cash and cash equivalents:
  Beginning of year                                     154      200      325
                                                    _______  _______  _______

  End of year                                       $ 5,094  $   154  $   200
                                                    =======  =======  =======
Supplemental disclosures
 of cash flow information:
  Interest paid                                     $ 8,515  $ 1,574  $ 1,822
  Income taxes paid                                   5,872    4,295    4,038

Consolidated Statements of Stockholders' Equity
(Dollars in thousands)
                                                                Capital        Foreign        Retained
                                        Common Stock           in Excess       Currency       Earnings/
                                   ---------------------         of Par       Translation   (Accumulated   Treasury
                                     Shares    Par Value         Value        Adjustment      Deficit)      Stock      Total
Balance at
 December 31, 1993                 10,257,300    $103          $38,568             -         ($17,392)      ($102)    $21,177
Stock options exercised                89,000       -              260             -                -           -         260
Tax benefit from stock
 options exercised                          -       -              162             -                -           -         162
Foreign currency
 translation adjustment                     -       -                -          ($61)               -           -         (61)
Net income                                  -       -                -             -            6,459           -       6,459
                                   __________    ____          _______           ___          _______        ____     _______

Balance at December 31, 1994       10,346,300     103           38,990           (61)         (10,933)       (102)     27,997


Foreign currency
 translation adjustment                     -       -                -           385                -           -         385
Net income                                  -       -                -             -            7,682           -       7,682


                                  ___________    ____          _______           ___          _______        ____     _______
Balance at
 December 31, 1995                 10,346,300     103           38,990           324           (3,251)       (102)     36,064
Stock options exercised                27,000       1              174             -                -           -         175
Tax benefit from stock
 options exercised                          -       -                9             -                -           -           9
Purchase of common
 stock for treasury                         -       -                -             -                -        (671)       (671)
Foreign currency
 translation adjustment                     -       -                -          (321)               -           -        (321)
Net income                                  -       -                -             -            7,758           -       7,758

                                  ___________    ____          _______          ____          _______        ____     _______
Balance at
 December 31, 1996                $10,373,300    $104          $39,173          $  3          $ 4,507       ($773)    $43,014
                                  ===========    ====          =======          ====          =======       ======    =======

Notes to Consolidated Financial Statements

NOTE 1 - NATURE OF OPERATIONS:

ERO, Inc. ("ERO" or the "Company") is a leading designer, manufacturer, importer and marketer of children's leisure products. ERO's major product areas are grouped into four business units: ERO Industries, Inc., which consists of Slumber Shoppe and water sports products; Impact, Inc., which consists of back-to-school products; Priss Prints, Inc., which consists of children's room decor products; and Amav Industries, Inc., which consists of children's activities, arts and crafts. The Company's products are sold to all major mass retailers, sporting goods stores, toy retailers and specialty craft chains.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, ERO Industries, Inc., Impact, Inc., Priss Prints, Inc., Amav Industries, Inc., ERO Canada, Inc. and ERO Marketing, Inc. All intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements include estimates that are determined by the Company's management.

Cash and cash equivalents
Cash and cash equivalents include short-term investments with original maturities of three months or less. These investments are stated at cost which approximates market.


Inventories
Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. The cost of manufactured products includes materials, direct labor and an allocation of plant overheads. The cost of the purchased products includes inbound freight and duty.

Property, plant and equipment
Property, plant and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Additions and improvements are capitalized, while expenditures for maintenance and repairs are charged to operations as incurred.
The cost and accumulated depreciation of property sold or retired are removed from the respective accounts and the resultant gains or losses, if any, are included in current operations.

The estimated useful lives of these assets are as follows:
               Buildings and improvements            5-20 years
               Machinery and equipment               3-10 years
               Computer hardware and software         3-5 years
               Furniture and fixtures                5-10 years

Depreciation is allocated to cost of sales and selling, general and administrative expense based upon the related asset's use. Depreciation of approximately $2,046,000, $786,000 and $482,000 is included in cost of sales for the years ended December 31, 1996, 1995 and 1994, respectively. Depreciation of approximately $693,000, $636,000 and $536,000 is included in selling, general and administrative expense for the years ended December 31, 1996, 1995 and 1994, respectively.

Deferred charges
Deferred charges consist of costs associated with certain prepaid noncompetition agreements and professional fees and other costs incurred in connection with obtaining borrowings under long-term debt agreements. The costs of noncompetition agreements are amortized over their terms using the straight-line method. Deferred financing costs are amortized over the life of the related debt. Fully amortized items are removed from the accounts.
Amortization of noncompetition agreements of approximately $100,000, $435,000 and $483,000 is included in selling, general and administrative expense for the years ended December 31, 1996, 1995 and 1994, respectively. Amortization of deferred financing costs of approximately $845,000, $94,000 and $133,000 is included as additional interest expense for the years ended December 31, 1996, 1995 and 1994, respectively.

Intangible assets
Capitalized intangible assets include license agreements, trademarks and trade names, patents and the excess of cost over the fair value of identifiable assets acquired (goodwill). License agreements are amortized using an accelerated method over their average estimated useful lives of 10 years. Trademarks and trade names and goodwill are amortized using the straight-line method over their estimated useful lives of 10 years and 15-40 years, respectively. Patents are amortized using the straight-line method over their remaining lives.

Amortization of intangible assets of $2,450,000, $1,708,000 and $1,568,000 is included in selling, general and administrative expense for the years ended December 31, 1996, 1995 and 1994, respectively.

Effective January 1, 1996, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of "(SFAS 121). SFAS 121 requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow is required. The Company did not write-down any long-lived assets during the year ended December 31, 1996.

Income taxes
Deferred income taxes are determined under the asset and liability method in accordance with Statement of Financial Accounting
Standards No. 109, "Accounting for Income Taxes". Deferred income taxes arise from temporary differences between the income tax basis of assets and liabilities and their reported amounts in the financial statements.

Fair value of financial instruments
The carrying amount reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the immediate or short-term maturity of these financial instruments. The carrying amount reported for long-term debt approximates fair market value because the underlying instruments are at rates similar to current rates offered to the Company for debt with the same remaining maturities.

Foreign currency translation
The financial position and results of operations of the Company's foreign subsidiaries are measured using each subsidiary's local currency as the functional currency. Assets and liabilities of the foreign subsidiaries are translated to U.S. dollars using exchange rates in effect at balance sheet dates. Income and expense items are translated at monthly average rates of exchange. The resultant translation gains or losses are included in the component of stockholders' equity designated as foreign currency translation adjustment. Transaction gains or losses were not significant in any year.

Earnings per common share
Earnings per share are determined by dividing net income by the weighted average number of common shares outstanding, including common stock equivalents (stock options granted), using the treasury stock method.

Stock-based compensation
Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation"(SFAS 123), encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount the employee must pay to acquire the stock. See Note 7.

Significant concentration of customers
All trade accounts receivable are unsecured. A significant level of the Company's net sales is generated from approximately five retail companies that serve national markets. Sales to the Company's top five customers aggregated approximately 56%, 60% and 61% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively. Three of the Company's customers, Toys "R" Us, Wal-Mart and Target, each accounted for over 10% of the Company's net sales during 1996, 1995 and 1994, aggregating approximately 46%, 49% and 52% of net sales, respectively.

Significant concentration of licensors
The Company has entered into numerous license agreements with multiple licensors. Typically, these licenses have a life of two years. A significant level of the Company's net sales is generated from a variety of products licensed from four licensors. Sales of these products aggregated approximately 42%, 62% and 73% of net sales for the years ended December 31, 1996, 1995 and 1994, respectively.
One of the Company's licensors, The Walt Disney Company, accounted for over 10% of the Company's net sales during 1996, aggregating approximately 33% of net sales. Two of the Company's licensors, The Walt Disney Company and Warner Bros., each accounted for over
10% of the Company's net sales during 1995, aggregating approximately 48% of net sales. Three of the Company's licensors, The Walt Disney Company, Warner Bros. and Saban Merchandising, Inc., each accounted for over 10% of the Company's net sales during 1994, aggregating approximately 70% of net sales.

NOTE 3 - ACQUISITIONS:

Amav Industries Ltd.
Pursuant to the terms of an asset purchase agreement, on October 1, 1995 (the date effective control was transferred to the Company), the Company, through its newly formed subsidiary, Amav Industries, Inc. ("Amav"), acquired certain assets and assumed certain liabilities of Amav Industries Ltd. ("Seller") of Montreal, Quebec and its wholly-owned U.S. subsidiary, and acquired the stock of its wholly-owned
U.K. subsidiary for $54.4 million in cash. The purchase price for the assets acquired, including related transaction costs, was approximately $61.3 million. The Company financed the acquisition through borrowings under a new $110 million credit facility (Note 5).

The Company recorded a $2,960,000 current liability to account for an estimate of an unpaid purchase price contingency as well as unpaid transaction costs relating to the acquisition. The actual amount of this liability was paid in 1996 and approximated the estimate. The purchase agreement also includes an additional C$5 million (Canadian dollars) of purchase price contingent upon the achievement of certain conditions. If these conditions are met, the contingent purchase price is due to be paid March 1, 1998.

This transaction has been accounted for using the purchase method. Accordingly, the total purchase price of $61.3 million, which includes transaction costs, was allocated to the assets acquired and liabilities assumed based upon their fair market values at the effective date of acquisition.


The fair value of assets acquired and liabilities assumed, reflecting the final allocation, was as follows:

Net working capital                            $17,748,000
Property, plant and equipment                   15,229,000
Goodwill                                        43,755,000
Deferred financing fees                          3,210,000
Debt assumed                                   (18,674,000)
                                               ___________

                                               $61,268,000
                                               ===========

The income statement for the year ended December 31, 1995 reflects the operations of Amav since October 1, 1995. Unaudited pro forma combined results of operations for the Company and Amav for the years ended December 31, 1995 and 1994, as if the acquisition had occurred on January 1, 1994, would be as follows:

                                                            For the year ended December 31,
                                                         ------------------------------------

                                                             1995                     1994
Net sales                                                $154,144,000            $151,530,000
Net income                                                 $6,792,000              $3,806,000
Net income per share                                            $0.65                   $0.36
Weighted average shares outstanding                        10,487,000              10,580,000

The unaudited pro forma amounts are not necessarily indicative of the actual results of operations had the acquisition occurred on January 1,1994.

Impact, Inc.
Effective January 1, 1994, pursuant to the terms of an asset purchase agreement, the Company, through its newly formed subsidiary, Impact, Inc., acquired, for $4,400,000 in cash, certain assets of Impact International, Inc. and Impact Designs, Ltd., marketers of licensed school supplies.

The acquisition has been accounted for using the purchase method. Accordingly, the net purchase price was allocated to the assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The income statement for the year ended December 31, 1994 reflects the operations of Impact, Inc.
since January 1, 1994.

ERO Canada, Inc.
During the third quarter of 1994, the Company incorporated a wholly-owned subsidiary, ERO Canada, Inc., which subsequently purchased certain assets of a Canadian manufacturer and distributor of licensed products for a purchase price of $755,000. These assets primarily consisted of inventories and prepaid expenses.

NOTE 4 - COMPOSITION OF BALANCE SHEET ACCOUNTS:

The composition of certain balance sheet accounts is as follows:
                                                                                       December 31,
                                                                             ------------------------------

                                                                                 1996                1995
  Inventories
  Raw materials                                                              $ 6,823,000        $ 6,333,000
  Work-in-process                                                              1,720,000          3,090,000
  Finished goods                                                              13,515,000          7,578,000
                                                                             ___________        ___________

                                                                             $22,058,000        $17,001,000
                                                                             ===========        ===========
Property, plant and equipment
  Buildings and improvements                                                 $ 9,049,000        $ 9,066,000
  Machinery and equipment                                                     12,817,000         10,490,000
  Computer hardware and software                                               2,856,000          2,186,000
  Furniture and fixtures                                                       1,084,000          1,045,000
                                                                             ___________        ___________

                                                                              25,806,000         22,787,000
Less: Accumulated depreciation                                                (8,745,000)        (6,324,000)
                                                                             ___________        ___________

                                                                              17,061,000         16,463,000
Land                                                                           3,810,000          3,885,000
                                                                             ___________        ___________

                                                                             $20,871,000        $20,348,000
                                                                             ===========        ===========
Deferred Charges
  Noncompetition agreements                                                  $         -         $1,200,000
  Deferred financing costs                                                     3,210,000          3,210,000
                                                                             ___________        ___________

                                                                               3,210,000          4,410,000
Less: Accumulated amortization                                                  (562,000)        (1,127,000)
                                                                             ___________        ___________

                                                                             $ 2,648,000        $ 3,283,000
                                                                             ===========        ===========

Intangible assets
  License agreements                                                         $ 6,463,000        $ 6,463,000
  Trademarks and trade names                                                   3,984,000          3,984,000
  Patents                                                                        335,000            335,000
  Goodwill                                                                    60,134,000         61,999,000
                                                                             ___________        ___________

                                                                              70,916,000         72,781,000
Less: Accumulated amortization                                               (13,974,000)       (11,569,000)
                                                                             ___________        ___________

                                                                             $56,942,000        $61,212,000
                                                                             ===========        ===========

NOTE 5 - LONG-TERM DEBT:

On December 14, 1995, in connection with the Amav acquisition
(Note 3), the Company amended its existing credit agreement with a group of banks to provide a $110,000,000 Credit Facility (the "Credit Facility") consisting of a $60,000,000 Term Loan (the "Term Loan"), a $40,000,000 Revolving Credit Facility (the "Revolving Loan"), and a $10,000,000 Letter of Credit Facility. During 1996, the Company amended the Credit Facility to provide a seasonal increase of $10,000,000 to the Revolving Loan limit. This increase was in effect from September 1, 1996 through January 15, 1997. Borrowings under the Credit Facility bear interest, at the option of the Company, at either the prime rate plus 1.75% or a Eurodollar rate plus 3.0%. The Company is also required to pay a commitment fee of 0.50% per annum on the daily unborrowed portion of the Revolving Loan.

The Credit Facility, which expires on December 14, 2001, is secured by substantially all of the Company's assets and contains customary restrictive covenants requiring the maintenance of certain minimum financial ratios and limiting the amount of any dividends paid by the Company.

As of December 31, 1996, the Company had two three-year interest rate swap agreements (the "Swap Agreements") in place with two of its lenders, with notional amounts totaling $27 million. Under the Swap Agreements, the Company exchanged a variable interest rate for a fixed interest rate of 8.41%. The Company anticipates that the counter parties to the Swap Agreements will fully perform their obligations.

The Company also maintains various other mortgages, equipment loans and other loans ("Other Loans") with varying interest rates and maturities, including the mortgage on Amav's Montreal, Quebec facility ("Amav Mortgage") with a balance and interest rate of $5,750,000 and 9.88% at December 31, 1996, respectively. The Amav Mortgage is payable in full on December 14, 2002, is held by the Seller and is secured by the Montreal facility.

Aggregate maturities of long-term debt over the next five years are as follows: 1997 - $8,893,000; 1998 - $10,847,000; 1999 - $10,658,000;
2000 - $12,383,000;  2001 - $14,213,000.

NOTE 6 - INCOME TAXES:

The sources of pretax income (loss) are as follows:

                                                                  For the year ended December 31,
                                                          ----------------------------------------------

                                                              1996             1995              1994
Domestic                                                  $  (397,000)     $ 5,419,000       $10,941,000
Foreign                                                    12,550,000        7,430,000                 -
                                                          ___________      ___________       ___________

                                                          $12,153,000      $12,849,000       $10,941,000
                                                          ===========      ===========       ===========

The Company has not provided for U.S. federal income and foreign income withholding taxes on its foreign subsidiaries' undistributed earnings as of December 31, 1996, because such earnings are considered to be indefinitely reinvested. Repatriation of these earnings would not materially increase the Company's tax liability. If these earnings were distributed in the form of dividends or otherwise, foreign tax credits could be used to offset the U.S. income taxes due on income earned from foreign sources.

The components of the provisions for income taxes are as follows:

                                                             For the year ended December 31,
                                                         ---------------------------------------

                                                              1996           1995          1994
Current
  State                                                  $  (21,000)    $  498,000    $  860,000
  U.S. Federal                                             (102,000)     2,403,000     3,916,000
  Foreign                                                 3,183,000      2,854,000             -
                                                         __________     __________    __________

                                                          3,060,000      5,755,000     4,776,000
                                                         __________     __________    __________
Deferred:
  State                                                      (7,000)      (114,000)      (53,000)
  U.S. Federal                                              (33,000)      (518,000)     (241,000)
  Foreign                                                 1,375,000         44,000             -
                                                         __________     __________    __________

                                                          1,335,000       (588,000)     (294,000)
                                                         __________     __________    __________

                                                         $4,395,000     $5,167,000    $4,482,000
                                                         ==========     ==========    ==========

The provisions for income taxes differ from those computed using the statutory U.S. federal income tax rate as a result of the following:

                                                      For the year ended December 31,
                                     -----------------------------------------------------------------

                                            1996                  1995                     1994
                                     ------------------    ------------------       ------------------

                                        Amount     Rate       Amount     Rate          Amount     Rate
Expected provision                   $4,132,000     34%    $4,369,000     34%       $3,720,000     34%

Rate difference on
 foreign income                         279,000      2        372,000      3                 -      -
State income taxes,
 net of federal benefit                   1,000      -        254,000      2           521,000      5
Amortization of goodwill                106,000      1        106,000      1           106,000      1
Other                                  (123,000)    (1)        66,000      -           135,000      1
                                     __________     __     __________     __        __________     __

Actual provision                     $4,395,000     36%    $5,167,000     40%       $4,482,000     41%
                                     ==========     ==     ==========     ==        ==========     ==

The net deferred tax asset (liability) is comprised of the following:

                                                              December 31,
                                                      ----------------------------

                                                         1996               1995
Depreciation of property, plant and equipment         ($946,000)         ($411,000)
Amortization of package design costs                    871,000            714,000
Amortization of intangible assets                      (547,000)           146,000
Allowance for doubtful accounts                          70,000            191,000
Additional inventory capitalization                      18,000             65,000
Accrued restructuring costs                                   -             64,000
Other                                                    (2,000)            30,000
                                                       ________           ________

                                                      ($536,000)          $799,000
                                                       ========           ========

NOTE 7 - STOCK OPTION PLANS:

The Company maintains three stock option plans, the 1988 Key Employee Stock Option Plan, the 1992 Key Employee Stock Option Plan and the 1992 Directors' Stock Option Plan, which entitle certain employees and directors of the Company to acquire up to 490,000, 900,000 and 15,000 shares, respectively, of the Company's authorized common stock. Options granted under these plans have a maximum term of 10 years. Awards can no longer be granted under the 1988 plan. Options granted under the 1992 plans are made at the discretion of the Compensation Committee of the Board of Directors, are to be issued at no less than the fair market value of the Company's common stock at the date of the grant, and vest over periods of time, as determined by the Compensation Committee.

Additionally, during 1993, options to purchase 540,000 shares of the Company's common stock were granted to the Company's Chairman, President and Chief Executive Officer at the fair market value of the Company's common stock on the date of grant. These options vest in equal annual installments over three years and have a maximum term of 10 years.

The following is a summary of stock option transactions during the three years ended December 31, 1996:

                                                                                Weighted-Average
                                             Shares         Option Prices        Exercise Price
Shares under option at
 December 31, 1993                         1,270,000      $0.974 to $12.750         $ 7.275
   Options granted                           481,000       6.750 to   8.750           8.005
   Options exercised                         (89,000)      0.974 to   7.250           2.928
   Options terminated                       (451,000)      1.160 to  12.750          10.154
                                           _________      _________________         _______
Shares under option at
 December 31, 1994                         1,211,000       0.974 to  10.125           6.646
   Options granted                            91,500       6.250 to   8.625           6.773
   Options exercised                               -
   Options terminated                        (62,934)      8.000 to   8.500           8.076
                                           _________      _________________         _______
Shares under option at
 December 31, 1995                         1,239,566       0.974 to  10.125           6.583
   Options granted                           317,000       5.750 to   6.500           6.020
   Options exercised                         (27,000)      6.456 to   6.456           6.456
   Options terminated                       (111,066)      6.250 to   9.750           7.605
                                           _________      _________________         _______
Shares under option at
 December 31, 1996                         1,418,500       0.974 to  10.125           6.370
                                           =========      =================         =======
Shares exercisable at
 December 31, 1996                           853,367       0.974 to  10.125           6.168
Shares exercisable at
 December 31, 1995                           636,600       0.974 to  10.125           6.122
Shares exercisable at
 December 31, 1994                           312,400      $0.974 to $10.125         $ 5.515
                                           =========      =================         =======

At December 31, 1996, 202,500 remaining options are available for grant under the 1992 Key Employee Stock Option Plan and 9,000 remaining options are available for grant under the 1992 Director's Stock Option Plan.

The following table summarizes information about shares under option at December 31, 1996:

                                         Options Outstanding                                   Options Exercisable
                    -------------------------------------------------------------         -----------------------------
Range of Exercise                      Weighted-Average          Weighted-Average                      Weighted-Average
     Prices            Number      Remaining Contractual Life     Exercise Price           Number       Exercise Price
$0.974 - $ 1.320       55,000               2.42                      $1.100               55,000          $1.100
 5.250 -   5.750      187,000               9.10                       5.737                1,000           5.250
 6.110 -   6.750      851,500               7.13                       6.212              646,900           6.164
 7.000 -   7.875      115,000               7.19                       7.353               50,000           7.330
 8.000 -   8.750      206,600               7.62                       8.394               97,067           8.348
 9.750 -  10.125        3,400               6.04                       9.816                3,400           9.816
________________    _________               ____                      ______              _______          ______
$0.974 - $10.125    1,418,500               7.28                      $6.370              853,367          $6.168
================    =========               ====                      ======              =======          ======

The Company has adopted the disclosure-only provisions of SFAS 123. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's plans been determined based on the fair value at the grant date for awards in the years ended December 31, 1996 and 1995, the Company's net income and net income per share would not have been materially different from the amounts reported by the Company.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for options granted during the years ended December 31, 1996 and 1995: dividend yield of 0.0%; risk-free interest rate of 7.5%; and expected term of 7.5 years. For options granted during the years ended December 31, 1996 and 1995, an expected volatility of 40.0% and 41.7%, respectively, was assumed. The weighted-average fair value of options granted during the year ended December 31, 1996 totaled $3.47.

NOTE 8 - EMPLOYEE BENEFIT PLAN:

The Company maintains a contributory profit sharing plan established pursuant to the provisions of Section 401(k) of the Internal Revenue Code which provides retirement benefits for eligible employees of the Company. The Company may make annual discretionary contributions to the plan. Discretionary contributions during the years ended December 31, 1996, 1995 and 1994 aggregated $187,000, $72,000 and $296,000, respectively.

NOTE 9 - COMMITMENTS UNDER OPERATING LEASE AGREEMENTS:

The Company leases certain office and distribution facilities and manufacturing and office equipment under operating lease agreements with terms expiring at various times through 2001.

Aggregate future minimum lease commitments, exclusive of escalation payments, for noncancellable leases that have initial or remaining lease terms in excess of one year as of December 31, 1996 are as follows: 1997 - $1,159,000; 1998 - $982,000; 1999 - $421,000;
2000 - $55,000; 2001 - $53,000.

Rent expense under operating leases for the years ended
December 31, 1996, 1995 and 1994 aggregated approximately $1,035,000, $1,544,000 and $1,006,000, respectively.

NOTE 10 - STOCK REPURCHASE:

On October 19, 1995, the Company's Board of Directors approved the repurchase of up to 500,000 shares of the Company's common stock. Such repurchases can be made from time to time in the open market, in privately negotiated transactions or otherwise. As of December 31, 1996, the Company had repurchased 105,000 shares of common stock under this program at a total cost of $671,000. The Company's Credit Facility allows for annual stock repurchases of up to 10% of the prior year's net income, or $776,000, in 1997.

NOTE 11 - GEOGRAPHIC INFORMATION:

Summarized geographic information for the years ended December 31, 1996 and 1995 is as follows (in thousands):

                                 United                   Other Foreign
                                 States       Canada       Operations       Eliminations      Total
1996
Sales to unaffiliated
 customers                      $139,579     $11,205        $7,129           $      -       $157,913
Transfers between
 geographic areas                  9,649      52,637             -            (62,286)             -
                                ________     _______        ______           ________       ________
Total net sales                 $149,228     $63,842        $7,129          ($ 62,286)      $157,913
                                ________     _______        ______           ________       _________
Operating income                $  6,206     $15,760          $675          ($  1,426)      $ 21,215
                                ________     _______        ______           ________       ________
Identifiable assets             $210,106     $64,761        $5,145          ($120,018)      $159,994
                                ________     _______        ______           ________       ________

                                 United                   Other Foreign
                                 States       Canada       Operations       Eliminations     Total
1995
Sales to unaffiliated
 customers                      $121,314     $ 6,261        $1,147          $        -      $128,722
Transfers between
 geographic areas                  2,389      18,332             _            (20,721)             -
                                ________     _______        ______           ________       ________

Total net sales                 $123,703     $24,593        $1,147          ($ 20,721)      $128,722
                                ________     _______        ______           ________       ________

Operating income                $  8,029     $ 7,544        $  334          ($  1,061)      $ 14,846
                                ________     _______        ______           ________       ________

Identifiable assets             $194,500     $66,026        $5,645          ($122,033)      $144,138
                                ________     _______        ______           ________       ________

The Company generated no material foreign income for the year ended December 31, 1994 and owned no material foreign assets at December 31, 1994.

NOTE 12 - QUARTERLY FINANCIAL DATA (UNAUDITED):

Summarized unaudited quarterly data for the years ended
December 31, 1996 and 1995 are as follows (dollars in thousands, except per share data):

                                                                   Quarter
                                         -----------------------------------------------------------
1996                                       First       Second       Third       Fourth       Total
Net sales                                $18,883      $29,609      $49,633     $59,788      $157,913
Gross profit                               5,619       11,115       18,310      25,067        60,111
Operating income (loss)                   (1,934)       2,812        7,771      12,566        21,215
Net income (loss)                         (2,228)         483        3,067       6,436         7,758
Net income (loss per share               $ (0.21)       $0.05        $0.30       $0.62      $   0.75
Weighted average number of
 shares outstanding
 (in thousands)                           10,364       10,324       10,305      10,406        10,316
Market price of common stock:
  High                                   $ 7.250      $ 7.250       $6.250     $ 8.750      $  8.750
  Low                                      5.750        5.750        4.250       5.125         4.250

                                                                    Quarter
                                         -----------------------------------------------------------

1995                                       First       Second       Third       Fourth       Total

Net sales                                $14,807      $37,478      $28,238     $48,199      $128,722
Gross profit                               5,622       13,081        9,983      19,343        48,029
Operating income                             375        3,576        2,026       8,869        14,846
Net income                                    65        1,906        1,014       4,697         7,682
Net income per share                     $  0.01      $  0.18      $  0.10     $  0.45      $   0.73
Weighted average number
 of shares outstanding
 (in thousands)                           10,495       10,540       10,529      10,380        10,487
Market price of
 common stock:
  High                                   $ 8.250      $ 9.250      $ 9.000     $ 7.250      $  9.250
  Low                                      6.750        7.000        6.500       5.250         5.250

Management's Responsibility for Financial Statements

The consolidated financial statements of ERO, Inc. presented in this Annual Report have been prepared by management which has responsibility for their integrity and objectivity. These financial statements have been prepared in conformity with generally accepted accounting principles, and by applying certain estimates and judgments based upon currently available information and management's view of current conditions and circumstances.

Management has developed and maintains a system of internal accounting controls designed to provide reasonable assurance that the Company's assets are protected from improper use and that accounting records provide a reliable basis for the preparation of financial statements. This system is continually reviewed, improved and modified in response to changing business conditions and operations and to recommendations made by the Company's independent accountants. Management believes that the accounting and control systems provide reasonable assurance that assets are safeguarded and financial information is reliable.

The independent accounting firm, Price Waterhouse LLP, has been retained to audit the Company's consolidated financial statements. Their accompanying report is based on an audit conducted in accordance with generally accepted auditing standards, which includes the consideration of the Company's internal controls to establish a basis for reliance thereon in determining the nature, timing, and extent of audit tests to be applied.

The Board of Directors, through the activities of its Audit Committee consisting solely of independent non-management Directors, participates in the process of reporting financial information. The duties of the Committee include keeping informed of the financial condition of the Company and reviewing its financial policies and procedures, its internal accounting controls and the objectivity of its financial reporting. The Company's independent accountants have free access to the Audit Committee and the Board of Directors and meet with the Committee periodically, with and without management present.

/s/ Mark D. Renfree

Mark D. Renfree
Senior Vice President of Finance
and Chief Financial Officer
March 3, 1997

Five-Year Financial Summary
(Dollars in thousands, except per share data)

                                                       1996       1995       1994      1993       1992
Statement of Operations Data:
Net sales                                           $157,913   $128,722   $126,734   $95,459   $101,777
Cost of sales                                         97,802     80,693     79,776    63,028     64,984
                                                    ________   ________   ________   _______   ________

Gross profit                                          60,111     48,029     46,958    32,431     36,793

Selling, general and
 administrative expense                               38,896     33,183     34,078    26,245     26,919
Restructuring charge                                       -          -          -     1,700          -
                                                    ________   ________   ________   _______   ________

Operating income                                      21,215     14,846     12,880     4,486      9,874
Interest expense                                       9,062      1,997      1,939     1,261      2,292
                                                    ________   ________   ________   _______   ________

Income before income taxes                            12,153     12,849     10,941     3,225      7,582
Income tax provision                                   4,395      5,167      4,482     1,040      2,630
                                                    ________   ________   ________   _______   ________
Income from continuing
 operations                                            7,758      7,682      6,459     2,185      4,952
Extraordinary expense - early
 extinguishment of debt,
 net of applicable income taxes                            -          -         -         -     (1,558)
                                                    ________   ________  _________  ________   ________
Income before cumulative effect
 of the change
 accounting for income taxes                           7,758      7,682     6,459     2,185       3,394
Cumulative effect of the change
 in accounting for income taxes                            -          -         -         -      (1,911)
                                                    ________   ________  ________   ________   ________

Net income                                          $  7,758   $  7,682  $  6,459   $  2,185   $  1,483
                                                    ========   ========  ========   ========   ========

Per share amounts:
  Income from continuing
   operations                                       $   0.75     $   0.73   $  0.61   $  0.21    $  0.37(a)
  Net income                                            0.75         0.73      0.61      0.21       0.02(a)
  Weighted average number of
   shares outstanding
   (in thousands)                                     10,316       10,487    10,580    10,444      9,847

Statement of Cash Flow Data:

Depreciation and amortization                       $  6,134     $  3,659   $ 3,202   $ 2,967    $ 3,220
Capital expenditures                                   3,625        1,772     1,287       989      1,881
Net cash provided by (used
 for) operating activities                            (1,277)       5,582     8,832     9,468      9,369

Net cash used for
 investing activities                                 (3,619)     (56,867)   (6,442)   (6,289)   (13,443)
Net cash provided by (used
 for) financing activities                             9,836       51,239    (2,515)   (3,118)      (920)

Five-Year Financial Summary (continued)
(Dollars in thousands, except per share data)
                                                       1996       1995       1994      1993       1992

   Balance Sheet Data:
Working capital                                     $ 49,836     $ 28,692   $16,990   $15,093    $19,026
Total assets                                         159,994      144,138    56,792    48,935     51,112
Long-term debt                                        86,747       78,270    11,875    14,650     17,800
Stockholders' equity                                  43,014       36,064    27,997    21,177     18,781

Notes to Five-Year Financial Summary:
(a) Includes revaluation of warrant to purchase common stock per share of ($0.13).

Board of Directors
------------------

D. Richard Ryan, Jr.
President, Chief Executive Officer and Chairman of the Board
ERO, Inc.

Thomas M. Gasner
Executive Vice President of Operations
ERO, Inc.

Robert J. Lipsig
Principal
Core Financial Corporation
Private investment and business development firm

Lee M. Mitchell
Principal
Golder, Thoma, Cressey, Rauner, Inc.
Investment firm

Arthur S. Nicholas
President
The Antech Group
Private investment and business development firm

Bruce V. Rauner
Principal
Golder, Thoma, Cressey, Rauner, Inc.
Investment firm

Corporate Officers
------------------

D. Richard Ryan, Jr.
President and Chief Executive Officer

Mark D. Renfree
Senior Vice President of Finance and Chief Financial Officer

Christopher A. Brown
Vice President of Finance and Corporate Controller

Operating Subsidiaries
----------------------

ERO Industries, Inc.
585 Slawin Court
Mount Prospect, Illinois 60056-2183

Barry J. Ryan, President
Thomas M. Gasner, Executive Vice President of Operations

Amav Industries, Inc.
4505 Hickmore Street
St. Laurent, Quebec H4T IK4

Amos Sochaczevski, President
Avi Sochaczevski, Executive Vice President

Impact, Inc.
1515 North Federal Highway
Suite 208
Boca Raton, Florida 33432

Kenneth E. Litvack, President

Priss Prints, Inc.
14800 Quorum Drive
Suite 385
Dallas, TX 75240

Richard F. Schaub, Jr., President

ERO Canada, Inc.
6600 Kennedy Road
Suite 213
Missisauga, Ontario L5T 2M9

ERO Marketing, Inc.
585 Slawin Court
Mount Prospect, Illinois 60056-2183

Duncan J. Billing, President

Stockholder Information
-----------------------

Annual Report and Form 10-K

Additional copies of the Company's Annual Report and copies of the annual report to the Securities and Exchange Commission on Form 10-K may be obtained upon written request.
  Direct your request to:
  Mark D. Renfree
  Senior Vice President of Finance
  ERO, Inc.
  585 Slawin Court
  Mount Prospect, Illinois 60056-2183

Annual Meeting

Thursday, April 17, 1997
10:00 a.m. Local Time
ERO, Inc.
585 Slawin Court
Mount Prospect, Illinois 60056-2183

Corporate Offices

585 Slawin Court
Mount Prospect, Illinois 60056-2183
(847)803-9200

Independent Accountants

Price Waterhouse LLP
200 East Randolph Drive
Chicago, Illinois 60601

Transfer Agent and Registrar

The First National Bank of Chicago
Shareholder Services Administration
Chicago, Illinois 60670-0123

Common Stock

ERO, lnc.'s common stock trades on the Nasdaq National Market tier of The Nasdaq Stock Market under the symbol EROI.